Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

April 24, 2018

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Bendon Group Holdings Limited
Amendment No. 2 to Registration Statement on Form F-4
Filed April 23, 2018
File No.: 333-223786

Dear Mr. Reynolds:

As discussed with Jonathan Burr of the staff of the Securities and Exchange Commission (the “Staff”), attached are proposed edits to the above-captioned registration statement (the “Registration Statement”), which address the comment set forth in the Staff’s letter, dated as of today, relating to the Registration Statement. If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant